Item 77D 	Deutsche Large Cap Value VIP (a series of
Deutsche Variable Series II (the "Fund"))
Effective January 18, 2017, the Fund's investment strategy was changed as follows:
Main investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities of large US companies that are similar in size to the companies in the Russell 1000 (r) Value Index and that portfolio management believes are undervalued.
While the market capitalization range of the Russell 1000 (r) Value Index changes throughout the year, as of June 30, 2016, the market capitalization range of the Russell 1000 (r) Value Index was between approximately $1.48 billion and $515.59 billion. Companies are selected for the fund's portfolio using the Cash Return on Capital Invested (CROCI (r)) strategy as the primary factor, among other factors. Portfolio management will select stocks from among the largest US companies which are under CROCI (r) coverage at any given time (while the number of companies under CROCI (r) coverage will vary, as of September 30, 2016, approximately 345 companies were under CROCI (r) coverage).
Approximately 40 companies are identified from the selection universe for investment, though, at times, the number of stocks held may be higher or lower than 40 stocks at the discretion of portfolio management or as a result of corporate actions, mergers or other events.

Companies are selected from the following economic sectors classified in accordance with the Global Industry
Classification Standard (GICS): Consumer Discretionary,
Consumer Staples, Energy, Financials, Health Care,
Information Technology, Industrials, Materials,
Telecommunications Services and Utilities.

Management process. Portfolio management will select stocks of companies that it believes offer economic value, utilizing the CROCI(r) strategy as the primary factor, among other factors.
The CROCI (r) strategy is an investment process based on a proprietary valuation technique that attempts to understand the value of a company by converting financial statement data into a set of economic inputs that are used to calculate a valuation metric called the CROCI (r) Economic Price
Earnings Ratio which is comparable across markets, sectors and stocks. The CROCI (r) Economic Price Earnings Ratio seeks to measure the "real" economic value rather than the "accounting" value of a company's invested capital, and the economic returns thereof. Portfolio management believes that, over time, companies with more favorable financial metrics, including CROCI(r) Economic Price Earnings
Ratios, will outperform other companies.

In selecting stocks, portfolio management measures economic value using the CROCI (r) Economic Price
Earnings Ratio and may adjust this by factors such as stock price volatility, as determined by the CROCI (r) Investment
Strategy and Valuation Group. The CROCI (r) Investment
Strategy and Valuation Group may provide other CROCI (r) valuation metrics which portfolio management may use in addition to the CROCI (r) Economic Price Earnings Ratio.
All CROCI (r) financial metrics may be adjusted from time to time. Portfolio management may also use factors other than the CROCI(r) strategy in selecting investments.

The fund's portfolio is reviewed periodically and adjusted in accordance with the CROCI(r) strategy's rules. Portfolio management actively manages portfolio changes in an attempt to reduce market impact and transaction costs and to manage the portfolio with tax efficiency in mind.

The CROCI (r) strategy is supplied by the CROCI (r)
Investment Strategy and Valuation Group, a unit of the Deutsche Bank Group, through a licensing arrangement with the fund's Advisor.

CROCI(r) Investment Process. The CROCI(r) Investment
Process is based on the belief that the data used in traditional valuations (i.e. accounting data) does not accurately appraise assets, reflect all liabilities or represent the real value of a company. This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The CROCI (r) Investment
Process seeks to generate data that will enable valuation comparisons on a consistent basis, resulting in what port-folio management believes is an effective and efficient sector and stock selection process targeting investment in real value.

Effective on or about May 1, 2017, Deutsche Large Cap Value
VIP will be renamed Deutsche CROCI (r) U.S. VIP, and its principal investment strategy will be changed as follows:
Main investments. Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks issued by US companies.